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	July 30, 2008	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE
SYDNEY
VIA FACSIMILE		TOKYO
TORONTO

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

RE:	Wm. Wrigley Jr. Company

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 30, 2008

File No. 1-00800

Dear Mr. Schwall:

We are writing on behalf of our client, Wm. Wrigley Jr. Company (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated July 22, 2008, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 26, 2008 (“Amendment No. 1”) and the response letter filed on July 17, 2008 and in response to communications with the Staff related to the response letter of the Company filed on July 24, 2008 in connection with the Company’s proposed merger with Mars, Incorporated. The Company has revised

H. Roger Schwall

July 30, 2008

Amendment No. 1 in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement on Schedule 14A.

After you have had the opportunity to review these proposed changes, please do not hesitate to contact the undersigned at (312) 407-0820 or L. Byron Vance III at (312) 407-0841 with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407- 8514.

Very truly yours,

/s/ William R. Kunkel

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Howard Malovany (Wm. Wrigley Jr. Company)

L. Byron Vance III (Skadden, Arps, Slate, Meagher & Flom LLP)

Carmen Moncada-Terry (Securities and Exchange Commission)

Mellissa Campbell Duru (Securities and Exchange Commission)